SHIP LOGO  VANGUARD(R)
                                                     P.O Box 2600
                                                     Valley Forge, PA
                                                     19482-2600

                                                     610-669-1538
                                                     Judy_L_Gaines@vanguard.com
June 13, 2006


Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission                  via electronic filing
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

RE:      Vanguard Horizon Funds


Dear Mr. Sandoe,

         The following responds to your comments of June 9, 2006 on the post-effective amendment of the registration statement of the above-referenced registrant. You commented on Post-Effective Amendment No. 30 which was filed on April 24, 2006. All of the comments pertain to the Vanguard Global Equity Fund.


Comment 1:        Prospectus - Primary Investment Strategies
------------------------------------------------------------
Comment:          Consider adding strategy disclosure reflecting the Fund's
                  investment in Emerging Markets.

Response:         This language is already in the Primary Investment Strategy section where we say, "The Fund typically invests in....as well as a mix of developed and emerging markets stocks."
                  Accordingly, we do not plan to amend the disclosure in response to this comment.

Comment 2:        Prospectus - Primary Investment Strategies
------------------------------------------------------------
Comment:          Consider adding primary investment strategy disclosure
                  reflecting the Fund's investment in small- and mid-cap stocks.

Response:         In the last paragraph beneath Security Selection, we state "As a secondary investment strategy, the Fund will own companies with market values of less than $15 billion, which are considered small- to mid-cap by the Fund's investment advisors. However, the advisors will frequently select stocks with higher market values."

                  Since investing in small- and mid-cap stocks are a secondary investment strategy, we do not plan to add related disclosure to the primary investment strategy section.

                  We will, however, amend the primary risk disclosure to better clarify that this risk is only primary to the extent that the Fund invests in such stocks.

Christian Sandoe, Esq.
June 13, 2006
Page 2

Comment 3:        Prospectus - Performance/Risk Information
-----------------------------------------------------------
Comment:          Please add the year-to-date footnote beneath the Annual Total
                  Return table.

Response:         We will make the requested modification.

Comment 4:        Prospectus - Market Exposure
----------------------------------------------
Comment:          Consider amending the disclosure to clarify that the term
                  global connotes diversification across a number of countries in the world.

Response:         In Release No. IC-24828 (the "Names Rule Release"), the SEC
                  stated that:

                  "[t]he terms "international" and "global," however, connote diversification among investments in a number of different countries throughout the world, and "international" and "global" funds will not be subject to the [Names] rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world." (Emphasis added.)

                  The above-quoted guidance does not impose a particular disclosure requirement; rather, it sets forth an expectation regarding a fund's investment approach.

                  The Fund satisfies this expectation, and the Market Exposure section discloses 1) the Fund's policy of investing in stocks from the United States and other countries, and 2) that the Fund is widely diversified across countries. We think that our existing disclosure sufficiently conveys the idea that the Fund invests across a number of countries throughout the world. We do not think adding "throughout the world" is necessary, so we do not plan to amend the disclosure in response to this comment.

Comment 5:        Prospectus - Plain Talk About the Portfolio Managers
----------------------------------------------------------------------
Comment: Please clarify the role played by the various portfolio managers.

Response:         We have confirmed that the existing disclosure whereby the
                  PMs are referred to as "co-managers" is an accurate description of their roles. The PMs work together in managing
                  Fund assets, sharing in the determination of strategies and risk exposures, and placing trades on behalf of the respective advisory firms' portions of the Fund's assets. Furthermore, we believe that our existing disclosure satisfies the requirements of Item 5(a)(2) of Form N-1A. Accordingly, we do not plan to amend the disclosure.


Comment 6:        SAI - Other Accounts Managed - PRIMECAP
---------------------------------------------------------
Comment:          In addition to the existing disclosure regarding other
                  accounts co-managed by the PMs, please clarify whether any of the PMs individually manage any other accounts.

Response:         The PMs do not individually manage any other accounts, so we do not plan to amend the existing disclosure.

Christan Sandoe, Esq.
June 13, 2006
Page 3

Comment 7:        SAI -    Description of Compensation - AllianceBernstein
--------------------------------------------------------------------------
Comment:          Please describe the time periods for performance, whether
                  performance is pre- or post-tax, and the various peer groups and benchmarks that are used in determining the bonus for the AllianceBernstein PMs.


Response:         The compensation of investment professionals at
                  AllianceBernstein is based on their management of many accounts/funds, and is not limited to managing this particular
                  Fund. That being the case, their compensation could relate to the performance, both pre- and post-tax, over varying performance period, compared against a multitude of peer groups and benchmarks. Their compensation is not tied to specific formulas. While the existing disclosure could be construed as somewhat vague, it accurately captures the firm's description of how their investment professionals are compensated. Accordingly, we do not plan to amend the disclosure.

Comment 8:        SAI -    Financial Statements
-----------------------------------------------
Comment:          Please update the disclosure to reflect the fact that the
                  financial statements contained in the Fund's semiannual report are now available and are incorporated by reference.

Response:         We will make the requested change.

Comment 9:        Tandy Requirements
------------------------------------
As required by the SEC, the Funds acknowledge that:

                  o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
                  o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
                  o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


         Please contact me at (610) 669-1538 with any questions or comments regarding the above responses. Thank you.

Sincerely,


Judith L. Gaines
Associate Counsel
Securities Regulation, Legal Department